SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brasil, May 31, 2011 – Pursuant to Article 21 of CVM Instruction No. 358/02, Gafisa S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), hereby discloses to its shareholders and the market communication received on the present date from its shareholders Blackrock, Inc., a United States company, with headquarters located at 40 East 52nd Street, New York, New York, 10022-5911, United States of America (“Investor”), declaring that after recent sold of shares, on May 25, 2011, they now hold a total of 21,580,972 shares issued by the Company, divided in 16,949,478 common shares and 4,613,494 American Depositary Receipts, representing 4.9958% of the total shares issued by the Company.

This new amount of shares no longer qualifies them as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02.

São Paulo, May 31, 2011.

GAFISA S.A.

Alceu Duilio Calciolari

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer